Exhibit 99.1

News Release #25/2012
2012-05-23

Baja Mining Announces Appointment of New Director

Vancouver, May 23, 2012 – Baja Mining Corp. (TSX:BAJ - OTCQX: BAJFF) is pleased to announce the appointment of Ken Murphy as a director of Baja.

Mr. Murphy is Head of Asset Management at Mount Kellett Capital Management LP, and has over 23 years of experience in principal investing across various forms of opportunistic investments. Prior to joining Mount Kellett, Mr. Murphy served in a variety of positions at Goldman Sachs covering 21 years in New York, Tokyo and Dallas where he rose to the position of Partner. Key positions held by Mr. Murphy during his tenure at Goldman Sachs include Co-Head of Americas Special Situation Group, Head of Services Division (Archon Group – 1,700 staff and Litton Loan Servicing – 1,600 staff) and Head of Asia Asset Management. Mr. Murphy is a graduate of Baylor University.

For further information please contact Baja’s Interim CEO Tom Ogryzlo at 604-685-2323 or via email info@bajamining.com.

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